

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 29, 2009

<u>via U.S. mail and facsimile</u>

Richard H. Fleming, CFO
USG Corporation
550 W. Adams Street
Chicago, Illinois 60661-3676

        RE: **USG Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2007
                 Filed February 15, 2008
                 Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
                 June 30, 2008 and September 30, 2008
                 File No. 1-8864

Dear Mr. Fleming:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355.

                                       Sincerely,

                                         Terence O'Brien
                                       Accounting Branch Chief